News Release 19-08

April 11, 2019

SSR MINING TO ANNOUNCE FIRST QUARTER 2019 CONSOLIDATED
FINANCIAL RESULTS MAY 9, 2019

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces the dates for the first quarter 2019 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing first quarter 2019 consolidated financial results: Thursday, May 9, 2019, after markets close.

▪	Conference call and webcast: Friday, May 10, 2019, at 11:00 a.m. EDT.
Toll-free in U.S. and Canada: +1 (800) 319-4610
All other callers: +1 (416) 915-3239
Webcast: http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:     +1 (855) 669-9658, replay code 3089
All other callers:     +1 (412) 317-0088, replay code 3089

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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